Exhibit 99.1

News Release

NEXA RESOURCES S.A. REPORTS VOTING RESULTS FROM ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

Luxembourg, June 4, 2020 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX Symbol: “NEXA”) announces that the Annual General Meeting of the Shareholders and the Extraordinary General Meeting of the Shareholders were successfully held today at its registered office.

A total of 122.387.209 shares were voted at the Annual General Meeting of the Shareholders and at the Extraordinary General Meeting of the Shareholders, representing 92.4% of the overall votes attached to outstanding shares.

Shareholders voted in favor of all proposed resolutions, as follows:

Resolution - AGM	% For	% Withheld
Elect Board members:
Luis Ermírio de Moraes	99.74%	0.26%
Daniella Elena Dimitrov	100.00%	-
Diego Hernandez Cabrera	99.81%	0.19%
Eduardo Borges de Andrade Filho	99.99%	0.01%
Edward Ruiz	100.00%	-
Jane Sadowsky	100.00%	-
Gianfranco Castagnola	99.83%	0.17%
João Henrique Batista de Souza Schmidt	99.81%	0.19%
Jaime Ardila	99.81%	0.19%
Ian Wilton Pearce	99.81%	0.19%
Appointment of the statutory auditor:
PricewaterhouseCoopers LLP	87.27%	12.73%
Annual Accounts 2019	99.99%	0.01%
Consolidated financial statements 2019	99.99%	0.01%
Confirm the advance on dividends and carry forward the remaining profit for 2019	100.00%	-
Discharge Board members	92.80%	7.20%
Remuneration of Board members	94.46%	5.54%

Resolution - EGM	% For	% Withheld
Cancellation of 881,902 treasury shares	100.00%	-
Adjust, renew and extend the scope of the authorized share capital of the Company	78.84%	21.16%
Approve the amendments to article 4 of the Articles of Association	94.20%	5.80%
Full amendment and restatement of the articles	94.19%	5.81%

Detailed voting results are also available on EDGAR www.sec.gov and SEDAR www.sedar.com.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2019 and also one of the top five metallic zinc producers worldwide in 2019, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project development, estimation of mineral reserves and resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in the cost of energy or supplies, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Roberta Varella – Head of Investor Relations

ir@nexaresouces.com

+55 11 3405-5601

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